May 14, 2010

By EDGAR and by Facsimile (703-813-6985)

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549-4561

Attn:	Daniel Morris
Special Counsel
Mail Stop 3030

Re:	TESSCO Technologies Incorporated
Form 10-K for the fiscal year ended March 29, 2009
Filed May 27, 2009
File No. 1-33938

Dear Mr. Morris:

This letter responds to the comment letter dated April 29, 2010, from the Staff of the United States Securities and Exchange Commission (the “Commission”), regarding the Annual Report on Form 10-K for the fiscal year ended March 29, 2009, filed by TESSCO Technologies Incorporated (the “Company”), with the Commission on May 27, 2009 (the “Filing”).  For your convenience, the Staff comment has been reproduced and appears in italics below, and is followed by the Company’s response.

Form 10-K for fiscal year ended March 29, 2009

Item 1.  Business, page 3

1.                                      Comment:  We note your response to our prior comment 1.  It remains unclear how you determined that your contracts with your most significant customers in the fiscal year ended March 29, 2009 (FY2009) are not material.  Your response suggests that agreements which do not carry a purchase obligation or are terminable at will are necessarily not material.  Your response also appears to suggest that it is inappropriate to determine the materiality of FY2009 sales contracts until the end of the following fiscal year when you would determine whether the FY2009 sales lost due to terminated relationships have been adequately offset by increased sales to new or existing customers in the following year.  Please tell us whether, and if so, why, you believe that materiality should not be judged as of the period covered by the 10-K.  Consider Compliance Disclosure Interpretations Question 102.01.  In this regard, we note that during the period covered by this report, your agreements with Motorola and AT&T accounted for 11% and 22% of your revenue, respectively.  As such, the agreements appear to be material and should be filed.  To the extent that you continue to believe otherwise, please provide us with your analysis and cite the authority upon which you rely.  Alternatively, please confirm that you will file the referenced agreements.

RESPONSE:

We thank the Staff for its comment and its willingness to entertain a continuing dialogue in an effort to reach resolution of the outstanding comment.  We also appreciate the willingness of the Staff to discuss the comment with our counsel by telephone on Friday May 7, 2010.

We will take the liberty of responding directly to the specific statements included in the Staff’s most recent comment (restated above) included in its letter dated April 29, 2010, and we will then proceed to analyze and cite authority for the proposition that the contracts which have been the subject of this discussion need not be filed as exhibits to our Annual Report on Form 10-K for fiscal 2009.

In its most recent comment, the Staff suggests that the Company’s position that the contracts at issue are not material is predicated solely on the fact that the contracts do not carry a purchase obligation or are terminable at will.  In our prior responses we proffered, in support of our position that the contracts need not be filed, the fact that the contracts are terminable and carry no purchase obligation.  The Company does not, however, posit that this is necessarily determinative.  Rather, the determinative analysis focuses on the plain reading of Regulation SK Item 610(b)(10)(ii)(B), as discussed in greater detail below.

In its most recent comment, the Staff suggests that the Company’s position is that it is inappropriate to determine the materiality of the contracts at issue for purposes of the Company’s fiscal 2009 Annual Report on Form 10-K until the end of the following fiscal year when the Company determines whether the FY2009 sales lost due to terminated relationships have been adequately offset by increased sales to new or existing customers in the following year.  We do not posit that materiality of a contract for purposes of whether it need be attached as an exhibit to any particular periodic report should be determined on the basis of future events.  To the contrary, in our letter dated March 24, 2010, we highlighted historical facts illustrating the Company’s historical revenues (for fiscal years prior to fiscal 2009) derived from significant customers, as well as historical facts and analysis as to the effect of the loss of those customers on the Company’s revenues and business over a number of years.  This information was proffered to allow for a greater understanding of the nature of our business, especially the effect historically of the loss of significant customers and vendors, and to provide insight as to the context in which we analyzed the question of whether the contracts need be filed pursuant to Regulation SK Item 601(b)(10).

The determination of whether a contract must be filed as an exhibit to an annual or quarterly report, or need be identified pursuant to Item 1.01 of Form 8-K, is made pursuant to Item 601(b)(10).  See Compliance Disclosure Interpretation Question 102.01.  Item 601(b)(10) makes no reference to “revenue” or to revenues during particular reporting periods, and therefore we submit that contract revenue derived over a particular reporting period is not necessarily dispositive of whether a particular contract or agreement need be filed.  We acknowledge that we derived a substantial percentage of our revenues in fiscal 2009 from the customer or vendor parties to the contracts at issue.  We do not dispute that these are material customers and vendors, nor do we dispute that the revenues are material.  But Item 601(b)(10) does not state that a registrant must file as an exhibit to its periodic reports a contract with a material customer or through which the registrant derives substantial revenue.

Item 601(b)(10) does not even require in the first instance that all contracts with material customers or vendors be filed;  rather it requires in the first instance the filing of “[e]very contract not made in the ordinary course of business which is material to the registrant . . . ..”  Item 601(b)(10)(i) (emphasis added).  Notably, Item 601(b)(10)(ii) reiterates that ordinary course contracts need not be filed, subject however to limited exceptions:  “If the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance: . . . .”  Hence, there is ample room for a contract with a material customer or vendor, or under which significant revenues are derived, to not be filed, if it is made in the ordinary course of the registrant’s business.

We submit that we have clearly established in our prior response letters that each of the contracts at issue here was entered into in the ordinary course of our business, and the Staff does not appear to have taken any issue with that conclusion.  Thus, there can be no dispute that, at least in the first analysis under Item 601(b)(10), the contracts at issue need not be filed.  The analysis does not end there, of course, and one then needs to look at whether one of the categories of exception enumerated in Item 601(b)(10)(ii)(A) through (D) applies.  The only category that could be relevant to either contract at issue is Item 601(b)(10)(ii)(B), which requires the filing of an ordinary course contract which would not otherwise have to be filed, if it is a contract “upon which the registrant’s business is substantially dependent.”  In other words, ordinary course contracts of this type, even with a material customer or vendor, or under which significant revenues are derived, do not need to be filed under Item 601(b)(10)(ii) unless the contract is one “upon which the registrant’s business is substantially dependent”.

Having established this, our charge is now limited to determining whether either of the contracts at issue is a contract “upon which [our] business is substantially dependent.”  Item 601(b)(10)(ii)(B) provides some additional insight into the kinds of contracts upon which a “business” may be “substantially dependent” by the illustrative examples included there, “such as continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials, or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.”  (Emphasis added.)

Franchises, licenses, patents, trade secrets and the like, as well as contracts that provide such rights, are typically unique long-lived assets, which have the capacity to serve as the very basis for a business — such that, if the asset is lost, the business could not, or would not be able to, survive or continue in its then current form.  A similar level of importance is implied in Item 610(b)(10)(ii)(B) by the reference there to a “continuing contract to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials.”  (Emphasis added.)

The reference to a “continuing contract . . . to sell . . . or to purchase” implies a necessarily long-lived contract pursuant to which sales or purchases are somehow assured over an extended period, in the sense that they will “continue” for that extended period.  The contracts at issue here are not necessarily continuing because they are terminable by either party on relatively short notice.  Moreover, they are not “continuing” in the sense that no future purchase or sale obligation exists under either contract, and purchases or sales could cease at any time even if the contract is not terminated.

As noted in our prior response letter, the reference here to “the major part” as opposed to “a major part”, also seemingly establishes a significantly higher threshold for “substantially dependent”.  It connotes the very core of the goods and services purchased and sold, and by using the term “the” instead of “a”, connotes that there must be no “major part” of the registrant’s products, goods, services or raw materials, other than that which is the subject of the contract.  In fact, neither of the contracts at issue here involved “the major part” of products or goods sold by us in fiscal 2009, even based on revenues, which the Staff’s comment suggests as determinative. As noted, the larger of the two relationships at issue here accounted for 22% of our total fiscal 2009 revenue. However, that 22% comprised less than 50% of our fiscal 2009 revenues derived from just one of our three business segments, Mobile Devices and Accessories. Not only did these revenues constitute less than half of our Mobile Devices and Accessories segment revenues, but also equaled less than two thirds of the amount of revenues derived from our Network Infrastructure segment.

Although we do not dispute that the revenues generated in fiscal 2009 from the contracts at issue here are material, Item 601(b)(10) does not focus on revenue, nor does it focus on revenue during any given period.  The background upon which “substantially dependent” is to be judged is the “business” — “upon which the business is substantially dependent” — not revenue.  If one looks elsewhere in Regulation SK, the concept of “business” is nowhere analyzed solely in terms of the registrant’s revenue in any quarter or fiscal year.  In fact, Regulation SK Item 101 requires a discussion of the “business” of the registrant and focuses on as long as a five fiscal year period.  See Regulation SK Item 101 (a).  We submit, therefore, that the concept of “business” is larger and necessarily more complex than that of revenue, and by necessity takes into account much more than revenue.  We also submit that the concept of “business” — particularly in the case of a mature business such as ours — is typically not constrained by any particular reporting period.  Accordingly, we submit that a contract upon which a business is “substantially dependent” is not necessarily one from which it derives a significant portion of its revenue over a given reporting period.

As described in greater detail in our response letter dated March 24, 2010, in the past we derived a significant percentage of our revenues from other customers and vendors with whom or which we now do little or no business.  While this past experience is not determinative of future events, our performance following the loss of those customers and vendors indicates that we have historically not been “substantially dependent”, in the sense contemplated by Item 601(b)(10)(ii)(B), on individual relationships, even if accounting for a significant percentage of our revenues.  Based on the nature of the contracts at issue, and given our changing customer and vendor mix and the nature of our business generally, all as described more fully above and in our prior comment letter responses, at the time we filed our Annual Report on Form 10-K for fiscal 2009, we concluded that the contracts at issue here were not contracts “upon which [our] business is substantially dependent”.  Accordingly, notwithstanding the significant revenues derived from these relationships, neither contract need be filed as an exhibit to our Annual Report on Form 10-K for fiscal 2009, pursuant to Item 601(b)(10)(ii)(B).

*                                         *                                         *

In addition, the Registrant hereby acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments to me at (410) 229-1380.

Sincerely,

/s/ David M. Young
David M. Young
Senior Vice President and Chief Financial Officer

cc:	Allicia Lam, Esquire (via facsimile (703-813-6985))
Douglas M. Fox, Esquire